Exhibit 99.1

10 March 2021

ABCAM PLC

(“Abcam” or the “Company”)

Director/PDMR Shareholding Notification

Cambridge, UK: Abcam plc (Nasdaq: ABCM; AIM: ABC), a global leader in the supply of life science research tools, has been notified of the following dealings in Abcam’s shares by certain

Directors of the Company as follows:

•	Alan Hirzel, Chief Executive Officer, purchased 2,500 Ordinary Shares at a price of £14.857 pence per share on Tuesday 9 March 2021.

•	Michael Baldock, Chief Financial Officer, purchased 5,000 American Depositary Receipts at a price of US$20.66 on Tuesday 9 March 2021.

The notifications for Mr Hirzel and Mr Baldock can be found below.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Alan Hirzel

2	Reason for the notification

a)	Position/status	Chief Executive Officer

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Abcam plc

b)	Legal Entity Identifier	213800B9N83DSNT33F79

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 0.2 pence each

	Identification code	GB00B6774699

b)	Nature of the transaction	Issue of Conditional shares under the rules of the Abcam plc Long Term Incentive Plan (LTIP) and sale of sufficient shares to fund the tax, national insurance and dealing charges. Balance retained.

c)	Currency	GBP

d)	Price(s) and volume(s)	Price(s)	Volume(s)

	Acquisition of shares on release of award	£14.856924 per share	2,500

Sale of shares to satisfy income tax, national insurance and dealing charges

e)	Aggregated information	Price(s)	Aggregated	Aggregated
	Acquisition of shares on release		Volume(s)	Total
	of award	£14.856924	2,500	£37,142.31

Sales of shares to satisfy income tax, national insurance and dealing charges

f)	Date of the transaction	09 March 2021

g)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Michael Baldock

2	Reason for the notification

a)	Position/status	Chief Financial Officer

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Abcam plc

b)	Legal Entity Identifier	213800B9N83DSNT33F79

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	American Depositary Shares

	Identification code	US0003802040/ABCM

b)	Nature of the transaction	Issue of Conditional shares under the rules of the Abcam plc Long Term Incentive Plan (LTIP) and sale of sufficient shares to fund the tax, national insurance and dealing charges. Balance retained.

c)	Currency	USD

d)	Price(s) and volume(s)	Price(s)	Volume(s)

	Acquisition of shares on release of award	USD$20.66	5,000

Sale of shares to satisfy income tax, national insurance and dealing charges

e)	Aggregated information	Price(s)	Aggregated	Aggregated
	Acquisition of shares on release		Volume(s)	Total
	of award	US$20.66	5,000	$103,300

Sales of shares to satisfy income tax, national insurance and dealing charges

f)	Date of the transaction	09 March 2021

g)	Place of the transaction	The Nasdaq Global Select Market

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding award eligibility and LTIP issuance and value sufficiency under the laws of the United Kingdom, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.